SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at February 7, 2003

ANOORAQ RESOURCES CORPORATION

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: February 7, 2003

* Print the name and title of the signing officer under his signature.

________________________

Anooraq Resources Corporation

1020-800 W Pender St .
Vancouver, BC
Canada V6C 2V6
Tel 604 684∙6365
Fax 604 684∙8092
Toll Free 1 800 667∙2114
http://www.hdgold.com

SUBSTANTIAL RESOURCE WITH ESTIMATED FOUR MILLION OUNCES PGM

ON ANOORAQ'S BUSHVELD PROPERTY

February 7, 2003, Vancouver, BC - Ronald W. Thiessen, President and CEO of Anooraq Resources Corporation (TSXV-ARQ; OTC.BB-ARQRF) is pleased to announce that a large platinum group metals ("PGM") deposit is indicated from drilling within the Northern Block of its vast land holdings on the Northern Limb of the Bushveld Complex, South Africa. The deposit is open to the north and down-dip. Further drilling is being planned.

The Bushveld Complex is the world's premier location for PGM deposits, accounting for 80% of the world's known resources and 67% of the annual global production of platinum. PGM occurs in the higher-grade Merensky Reef in the western Bushveld, the moderate-grade UG2 horizon found throughout the Complex, and the Platreef on the Northern Limb. Most of the current production is derived from the Merensky and UG2 reefs, which are narrow (+0.9 metres), moderately dipping, tabular deposits mined by underground methods. In contrast, the Platreef is considerably thicker than the PGM-bearing horizons on the other limbs of the Bushveld, and is amenable to low-cost, large-scale surface mining methods.

Competition for ground in the Bushveld continues to intensify, particularly on the Northern Limb, which hosts the PGM-bearing Platreef horizon. Anooraq has interest in properties extending some 45 kilometres along the Northern Limb. Its Northern Block of properties lie immediately north of ground held by Anglo Platinum, on which the Sandsloot open pit operation and at least seven other PGM deposits are present, containing 65 million ounces of PGM plus gold in 515 million tonnes of reserves and resources (Anglo Platinum Annual Report 2001).

Anooraq's subsidiary Plateau Resources (Pty) Ltd. completed drilling in the Northern Block in 2000 and 2002. Holes drilled along a 4.5 kilometre length of the Platreef horizon intersected platinum-palladium-rhodium plus gold and associated nickel-copper mineralization. Geological modelling of mineralization within the Platreef horizon, as defined by a 0.5 g/t PGM + Au threshold over a 2,400 metre x 250 metre area of the Northern Block, was completed by Anooraq geological staff. Three mineralized zones with good grade and continuity were outlined over a total thickness of 35 metres; the largest of these has been traced for over 2,000 metres, is up to 250 metres wide, and 10-20 metres thick.

GeoActiv (Pty) Ltd. utilized this information to assess the mineral resource. Deon Vermaakt, Ph.D., Pr. Sci. Nat., is the independent qualified person for GeoActiv, who estimated and categorized the mineral resource using mineral industry standard methods as required by Canadian Securities regulatory standards found in NI43-101. Forty-three holes were used in the estimate. Average spacing of holes over a 700-metre section in the southern part of the deposit is 50 metres along strike. One to four holes have been drilled on each section and intersect the mineralized Platreef at about 75-metre intervals down-dip. In the northern part of the deposit, the average drill spacing is 200 metres along strike. Mineralization is open to the north and down-dip to the west, offering excellent potential to increase the resource with further drilling.

NORTHERN BLOCK DISCOVERY

INFERRED MINERAL RESOURCE

Tonnes	PGM+Au1 g/t	Ni %	Cu %	Contained Ounces PGM+Au
99,400,000	1.31	0.16	0.10	4,174,000

1 PGM + Au = 0.600 g/t Pt + 0.632 g/t Pd + 0.012 g/t Rh + 0.062 g/t Au.
A rigorous quality assurance program is implemented on Anooraq's Platreef drilling.

For further details, including maps on the Platreef Property, please visit the Anooraq website at www.hdgold.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission.